UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Tandy Leather Factory, Inc.

(Name of Issuer)

Common Stock, $0.0024 par value per share

(Title of Class of Securities)

87538X105

(CUSIP Number)

James C. Pappas

JCP Investment Management, LLC

1177 West Loop South, Suite 1320

Houston, TX 77027

(713) 333-5540

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 3, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON

JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		859,197
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

859,197
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON

JCP Investment Partnership II, Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON

JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		859,197
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

859,197
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON

JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		859,197
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

859,197
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON

JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		859,197
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

859,197
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON

James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		859,647*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

859,647*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,647*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%*
14	TYPE OF REPORTING PERSON

IN

* Includes 450 Shares owned directly by Mr. Pappas.

7

CUSIP NO. 87538X105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Following the pro rata distribution of Shares by JCP II Master as described in greater detail in Item 5 below, JCP II Master no longer beneficially owns any Shares and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 2. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by JCP Partnership were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. Of the 859,197 Shares beneficially owned by JCP Partnership, 748,060 of such Shares have an aggregate purchase price of approximately $5,576,222, excluding brokerage commissions, and 111,137 of such Shares were acquired in connection with the in-kind contribution described in Item 5 below.

Mr. Pappas directly owns 450 Shares, representing vested shares of restricted stock. Mr. Pappas also directly owns 1,351 unvested restricted shares, each representing a contingent right to receive one Share. Such restricted shares were awarded to Mr. Pappas in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,154,208 Shares outstanding as of November 7, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

A.	JCP Partnership
(a)	As of the date hereof, JCP Partnership beneficially owned 859,197 Shares.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 859,197
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 859,197
4. Shared power to dispose or direct the disposition: 0

8

CUSIP NO. 87538X105

B.	JCP II Master
(a)	As of the date hereof, JCP II Master did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

C.	JCP Partners
(a)	JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 859,197 Shares owned by JCP Partnership.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 859,197
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 859,197
4. Shared power to dispose or direct the disposition: 0

D.	JCP Holdings
(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 859,197 Shares owned by JCP Partnership.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 859,197
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 859,197
4. Shared power to dispose or direct the disposition: 0

E.	JCP Management
(a)	JCP Management, as the investment manager of JCP Partnership, may be deemed the beneficial owner of the 859,197 Shares owned by JCP Partnership.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 859,197
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 859,197
4. Shared power to dispose or direct the disposition: 0

9

CUSIP NO. 87538X105

F.	Mr. Pappas
(a)	As of the date hereof, Mr. Pappas directly owned 450 Shares. Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the 859,197 Shares owned by JCP Partnership.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 859,647
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 859,647
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	Except as otherwise disclosed herein, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. On December 3, 2018, JCP II Master engaged in a pro rata distribution of 111,137 Shares to its partners and such partners made an in-kind contribution of such Shares to JCP Partnership.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 6, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated December 6, 2018.

10

CUSIP NO. 87538X105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2018

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partnership II, Master Fund LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC
General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

11